AMER GROUP PLC
INTERIM REPORT JANUARY – JUNE 2002

- In the first half of 2002, Amer Group's net sales were EUR 552.2 million (2001: EUR 550.8 million).
- Operating profit amounted to EUR 38.5 million (2001: EUR 47.9 million).
- Profit before extraordinary items totalled EUR 35.5 million (2001: EUR 42.0 million) and earnings per share were EUR 1.10 (2001: EUR 1.35).
- Excluding discontinued operations and the patent settlement in 2001, net sales and operating profit were similar to last year's level.
- The Group's operations are expected to develop solidly in the 2002 financial year. Results and cashflow are expected to remain at a good level and the balance sheet to become stronger.

AMER SPORTS

Wilson. SUUNTO ATOMIC

Q2 NET SALES AND RESULTS

Second quarter net sales were EUR 262.8 million (2001: EUR 274.6 million). In local currencies, net sales were similar to last year's level. Operating profit was EUR 23.2 million (2001: EUR 33.5 million). Operating profit in the second quarter of 2001 included a gain of EUR 9 million due to the settlement of certain patent infringement lawsuits in the USA. Profit before extraordinary items totalled EUR 20.8 million (2001: EUR 31.1 million).

The seasonality of the Group's businesses was again clearly in evidence in the second quarter, which is high season for the Golf Division but low season for Atomic, whose deliveries mainly take place in the latter part of the year. Quarterly net sales and operating profit breakdowns are presented at the end of this report.

HALF YEAR NET SALES AND RESULTS

During the first half of 2002 the Group's consolidated net sales were EUR 552.2 million (2001: EUR 550.8 million). Operating profit amounted to EUR 38.5 million (2001: EUR 47.9 million). Profit before extraordinary items amounted to EUR 35.5 million compared to EUR 42.0 million during the first half of 2001. Excluding discontinued operations and the patent settlement in 2001, net sales and operating profit were similar to last year's level. The equity ratio continued to improve due to the strong cashflow.

Wilson's net sales were similar to last year's level. Net sales were EUR 410.6 million and operating profit rose by 19% to EUR 46.9 million. Operating profit in all its divisions improved. In the Golf Division, profitability improved significantly. Wilson's sales grew rapidly in Europe (9%) and Southern Asia Pacific (7%) but were flat in the USA and Japan.

Atomic's net sales grew by 7% to EUR 42.4 million. The biggest increase in net sales was registered in the USA (31%). Operating losses totalled EUR 8.3 million (2001: EUR 5.0 million loss) due to investment in R&D and marketing. Atomic's deliveries mainly take place in the latter part of the year.

Suunto's net sales rose by 3% to EUR 44.1 million. Operating profit decreased to EUR 4.7 million (2001: EUR 5.6 million). The fastest growing product category was wristop computers (36%). Suunto continued to invest in R&D and marketing.

Amer Tobacco's net sales increased by 11% to EUR 55.1 million. Operating profit was EUR 5.0 million (2001: EUR 4.9 million). At the beginning of 2002, the company started deliveries of tax free Marlboro outside Finland.

The Group's net financing expenses totalled EUR 3.0 million (2001: EUR 5.9 million).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 9.6 million (2001: EUR 10.8 million).

RESEARCH AND DEVELOPMENT

A total of EUR 10.7 million was invested in research and development, representing 1.9% of net sales in the period (2001: EUR 11.5 million).

FINANCE

The equity ratio increased from 46.7% as at 30 June 2001 to 52.8% (50.7% as at 31 December 2001), while gearing decreased from 36% to 20% (26% as at 31 December 2001).

The Group's net debt decreased to EUR 85.8 million at the period end, compared to EUR 114.5 million as at 31 December 2001. Liquid assets amounted to EUR 22.6 million at the period end.

PERSONNEL

The Group employed 3,858 people at the end of the period under review compared to 3,734 at the year-end and an average of 3,813 during the period. At the end of the period, a total of 1,377 were employed in the USA, 725 in Finland, 702 in Austria and 1,054 in the rest of the world.

SHARES AND SHAREHOLDERS

A total of 35.1% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 5.96 million were traded on the Helsinki Exchanges and approximately 2.51 million on the London Stock Exchange, totalling 8.47 million shares. In Helsinki the share price low was EUR 27.00, the high EUR 40.00 and the average EUR 32.27. In London the average was GBP 20.26.

There were 10,687 registered shareholders at the end of June. Nominees accounted for 53% of the shares in issue at the period end.

During the period under review, a total of 75,850 new shares were registered as a result of an exercise of 1998 A/B warrants. As a result of the corresponding increase in the Company's share capital, Amer Group Plc's share capital totalled EUR 96,767,080 and the total number of shares in issue was 24,191,770.

The Company's market capitalisation excluding shares previously repurchased stood at EUR 766.4 million at the period end.

All 900,000 of Amer Group's 2002 warrants, approved by Amer Group Plc's Annual General Meeting on 21 March 2002, were subscribed for by the end of the subscription period, which ran from 10 April to 30 June 2002. One warrant entitles the subscriber to subscribe for one Amer Group Share. The share subscription price is EUR 32.36 and the subscription period of the shares will commence on 1 January 2005 and end on 31 December 2007.

At the end of the period the Board of Directors had no share issue authorisation outstanding. The Board has the right to dispose of and sell the Company's own shares. The Group currently holds 968,300 of its own shares.

DIVISIONAL HIGHLIGHTS

RACQUET SPORTS

The Racquet Sports Division's net sales and operating profit increased slightly.

The Company estimates that the tennis racquet market continued to be stable in the USA, UK and France while it continued to decline in Japan and Germany.

Globally, Wilson is the market leader in tennis racquets and is number three in tennis balls. Sales of Triad racquets have been strong, as have sales of performance footwear, due to new shoe models. Wilson will bring new racquet and shoe models to the market during the remainder of the year.

The Racquet Sports Division's net sales are expected to remain at last year's level and operating profit is expected to improve slightly.

GOLF

In the Golf Division, net sales declined slightly but profitability improved significantly. Sales of high performance clubs increased substantially. Profitability also improved due to lower operating expenses resulting from the cost reductions made at the end of 2001.

During the second quarter of 2002 net sales decreased by 12% due to the tight competition in golf balls. However, operating profit continued to increase. Sales grew rapidly in Europe, but declined in the USA and Canada.

The overall golf club and golf ball markets are estimated to have remained similar to last year's level. The number of rounds played grew slightly in the UK while they declined slightly in the USA.

Performance club sales grew significantly due to the success of the Deep Red clubs. In June, Wilson introduced a new 425 Deep Red driver in the U.S. market. Lower price point golf club sales declined slightly in the USA due to competitors' closeouts of performance clubs.

The golf ball market continued to be extremely competitive and prices continued to decrease. Wilson's golf ball sales declined markedly. Wilson is responding to this fierce competition by increasing its direct consumer marketing and tour presence. Wilson will also introduce a new lower price golf ball range later this year.

The stiff competition in the golf ball market is expected to continue. The Golf Division's net sales are expected to decline slightly for the year as a whole. However, the Division is expected to be profitable in 2002.

TEAM SPORTS

The Team Sports Division's net sales and operating profit improved slightly.

The team sports market remained flat and Wilson maintained its position as the number one team sports company in the USA.

The Company continued to launch new products in each key category. During the period, the Company extended its DeMarini bat family by introducing a new DeMarini F2 Half and Half softball bat, in which for the first time the head and the shaft are made of different materials. Several new basketballs will also be launched during the summer.

Team Sports sales are expected to increase slightly in 2002 driven by new products and the basketball adoption contract with the National Collegiate Athletic Association (NCAA). Operating profit is expected to be similar to last year's level.

WINTER SPORTS

Atomic's net sales increased by 7%. Operating losses were EUR 8.3 million (2001: EUR 5.0 million loss), as a result of significant investment in R&D projects and marketing. Due to seasonality, Atomic's deliveries mainly take place in the latter part of the year.

The fastest growing product categories were alpine skis and bindings. Geographically, the strongest growth was in the USA, where Atomic's sales increased by 31%.

Ski boot development and production of ski boot shells will be transferred to Altenmarkt, Austria during the final part of 2002. The existing production facility in Köflach, Austria was sold in May. The disposal had no material impact on Amer Group's results. Ski boot assembly will be outsourced.

The winter sports market is expected to decline slightly in 2002 due to economic concerns and high inventory levels in many key markets. The major part of Atomic's pre-orders for the 2002/2003 season have been received and the order book is similar to last year's level, with higher order levels in the top end of the alpine ski range offsetting lower orders in cross country and snowboards. For the year as a whole a slight increase in net sales is expected. Operating profit is expected to decline slightly compared to last year's record level.

SPORTS INSTRUMENTS

Sports instrument sales increased by 3% to EUR 44.1 million (2001: EUR 42.9 million). Suunto's operating profit was EUR 4.7 million (2001: EUR 5.6 million). Suunto continued to invest in R&D and marketing communications.

Suunto's fastest growing product category was wristop computers with a 36% increase in sales. Sales of Suunto's diving instruments remained at last year's level. Sales of diving and water sports suits grew by 5%. Wristop computers and diving instruments account for 56% of Suunto's net sales.

In April, Suunto bought a 60% majority shareholding in Meiga Innovations, a specialist in sports related software. Meiga Innovations employs 16 people.

Global shipments of the Suunto X6 wristop computer and the Suunto D3 diving instrument started in April. Shipments of the Suunto X6 HR which features a heart rate monitor function will start in August and shipments of wristop computers for specific sports, the Suunto M9 for sailing and the Suunto G9 for golf, will start towards the end of the year.

The growth in wristop computers is expected to continue due to the introduction of new models. For the year as a whole, it is expected that sports instrument sales will continue to grow and operating profit will improve slightly.

TOBACCO

Amer Tobacco's net sales grew by 11% to EUR 55.1 million. Operating profit was EUR 5.0 million (2001: EUR 4.9 million).

During the period under review, Amer Tobacco started tax-free deliveries of Marlboro products to neighbouring areas, as well as sales of Cricket-lighters.

Net sales are expected to grow in 2002 compared to last year as a result of increased market share in Amer Tobacco's domestic markets. In addition, tax-free deliveries of Marlboro products and sales of Swedish Match products in the Baltic countries are expected to increase net sales. Operating profit is expected to decline slightly due to increases in raw material costs. The strengthening of the euro against the US dollar will not benefit operating profit much in the remainder of the year.

OTHER MAIN DEVELOPMENTS IN THE FIRST HALF OF 2002

The Volvo Ocean Race, the round the world yacht race, ended in June. Amer Group was a leading partner in a team which participated in the race with two boats. The Group achieved the targets it set for the race, having raised the profile of Amer Sports and its sports equipment brands and built the Group's team spirit.

DEVELOPMENTS SINCE THE SECOND INTERIM PERIOD END

After the period end, a total of 4,250 Amer Group Plc shares were registered as a result of an exercise of its 1998 A/B warrants. The corresponding increase in the Company's share capital was registered on 30 July 2002. As a result of the increase, Amer Group Plc's share capital now totals EUR 96,784,080 and the total number of shares in issue is 24,196,020. In addition, the Company's share capital may increase further by 731,500 new shares as a result of the 1998 warrant subscription.

2002 PROSPECTS

In the sports equipment market, an increase in demand is not expected this year. During the first half of 2002, the market has remained stable in the USA and Europe. In Japan, the market has declined as a result of the local economic situation.

Amer Group benefits from being balanced by its wide portfolio of sports as well as by its geographic diversification.

The golf market is expected to remain similar to last year's level. Competition will continue to be fierce in the golf ball market in particular. The tennis and team sports markets are also expected to continue to be flat. The winter sports market is expected to decline slightly compared to last year due to high inventory levels in many key markets and economic concerns. In sports instruments, growth is expected to continue.

The Group's operations are expected to develop solidly in the 2002 financial year. Results and cashflow are expected to remain at a good level and the balance sheet to become stronger.

Helsinki 6 August 2002

AMER GROUP PLC
Board of Directors

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The interim report for the period January to September 2002 will be published on 5 November 2002.

EUR million Unaudited.	Jan-June 2002	Jan-June 2001	Change %	April-June 2002	April-June 2001	Change %	Jan-Dec 2001
CONSOLIDATED RESULTS							
NET SALES	552.2	550.8		262.8	274.6	-4	1,099.8
OPERATING PROFIT	38.5	47.9	-20	23.2	33.5	-31	98.6
Net financing expenses	-3.0	-5.9		-2.4	-2.4		-9.3
PROFIT BEFORE EXTRAORDINARY ITEMS	35.5	42.0	-15	20.8	31.1	-33	89.3
Extraordinary items	-	-		-	-		-
PROFIT BEFORE TAXES	35.5	42.0		20.8	31.1		89.3
Taxes	-10.0	-9.7		-5.9	-7.2		-20.5
Minority interest	0.0	0.0		0.0	0.0		-0.3
PROFIT	25.5	32.3		14.9	23.9		68.5
Earnings per share, EUR	1.10	1.35		0.64	1.00		2.90
Adjusted average number of shares in issue, million	23.2	23.9		23.2	23.9		23.6
Equity per share, EUR	17.96	17.92					18.71
ROCE, % *)	16.1	16.9					17.0
ROE, %	11.7	14.9					15.6
Average rates used:							
EUR 1.00 = USD	0.90	0.90					0.90
AVERAGE PERSONNEL	3,813	4,203					4,015

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY BUSINESS AREAS	Jan-June 2002	Jan-June 2001	Change %	April-June 2002	April-June 2001	Change %	Jan-Dec 2001
Racquet Sports	144.4	143.5	1	70.6	74.1	-5	264.8
Golf	145.6	150.4	-3	79.4	89.9	-12	235.9
Team Sports	120.6	117.2	3	48.6	49.1	-1	204.7
Winter Sports	42.4	39.5	7	11.3	11.1	2	199.3
Sports instruments	44.1	42.9	3	22.6	23.0	-2	83.4
Tobacco	55.1	49.5	11	30.3	27.3	11	103.9
	552.2	543.0	2	262.8	274.5	-4	1,092.0
Sold operations	-	7.8		-	0.1		7.8
Total	552.2	550.8		262.8	274.6	-4	1,099.8

BREAKDOWN OF OPERATING PROFIT	Jan-June 2002	Jan-June 2001	Change %	April-June 2002	April-June 2001	Change %	Jan-Dec 2001
Wilson	46.9	39.4	19	29.0	26.1	11	47.0
Winter Sports	-8.3	-5.0		-6.8	-5.2		40.2
Sports instruments	4.7	5.6	-16	3.1	3.2	-3	10.1
Tobacco	5.0	4.9	2	3.3	2.9	14	9.6
Headquarters	-5.2	7.0		-3.1	8.9		0.3
Group goodwill	-4.6	-4.7		-2.3	-2.3		-9.3
	38.5	47.2	-18	23.2	33.6	-31	97.9
Sold operations	-	0.7		-	-0.1		0.7
Total	38.5	47.9	-20	23.2	33.5	-31	98.6

GEOGRAPHIC BREAKDOWN OF NET SALES	Jan-June 2002	Jan-June 2001	Change %	April-June 2002	April-June 2001	Change %	Jan-Dec 2001
North America	313.3	318.7	-2	144.4	161.7	-11	562.1
Finland	52.1	56.2	-7	28.2	27.7	2	114.7
Rest of Europe	118.6	108.4	9	54.4	49.3	10	278.8
Japan	30.6	30.1	2	17.0	14.9	14	60.6
Asia Pacific	17.9	17.4	3	8.7	9.1	-4	35.9
Other	19.7	20.0	-2	10.1	11.9	-15	47.7
Total	552.2	550.8		262.8	274.6	-4	1,099.8

EUR million Unaudited.	Jan-June 2002	Jan-June 2001	Jan-Dec 2001
CONSOLIDATED CASH FLOW STATEMENT			
Net cash from operating activities	37.5	39.5	93.2
Net cash from investing activities	-9.1	18.8	11.8
Net cash from financing activities	-33.4	-67.5	-118.1
Net increase/decrease in cash and cash equivalents	-5.0	-9.2	-13.1
Cash and cash equivalents at 1 Jan	27.6	41.6	41.6
Cash and cash equivalents at 30 June /31 December	22.6	32.4	28.5

CONSOLIDATED BALANCE SHEET	30 June 2002	30 June 2001	31 Dec 2001
Assets			
Goodwill	183.4	218.2	208.1
Other intangible fixed assets	18.1	20.9	19.8
Tangible fixed assets	141.3	153.3	151.9
Long-term investments	54.6	51.5	56.0
Inventories and work in progress	167.8	191.1	155.2
Receivables	248.0	272.1	282.4
Marketable securities	1.6	8.0	1.5
Cash and cash equivalents	21.0	24.4	27.0
Assets	835.8	939.5	901.9
Shareholders' equity and liabilities			
Shareholders' equity	442.1	436.8	458.1
Minority interest	11.3	10.9	11.2
Provision for contingent losses	2.2	3.1	2.8
Long-term interest-bearing liabilities	57.0	92.6	73.4
Other long-term liabilities	19.2	29.7	19.6
Short-term interest-bearing liabilities	51.4	96.1	69.6
Other short-term liabilities	252.6	270.3	267.2
Shareholders' equity and liabilities	835.8	939.5	901.9
Equity ratio, %	52.8	46.7	50.7
Gearing, %	20	36	26
EUR 1.00 = USD	1.00	0.85	0.88

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED	30 June 2002	30 June 2001	31 Dec 2001
Charges on assets	-	4.8	-
Mortgages pledged	19.7	17.1	17.3
Guarantees	-	1.5	-
Liabilities for leasing and rental agreements	47.6	56.0	55.6
Other liabilities	38.7	39.9	40.9

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS	30 June 2002	30 June 2001	31 Dec 2001
Nominal value			
Foreign exchange forward contracts	348.2	338.5	306.6
Forward rate agreements	-	49.5	50.0
Fair value			
Foreign exchange forward contracts	13.8	-7.5	1.9
Forward rate agreements	-	0.0	0.0

EUR million	2002		2001				2000	
	II	I	IV	III	II	I	IV	III
QUARTERLY BREAKDOWN OF NET SALES								
Racquet Sports	70.6	73.8	48.2	73.1	74.1	69.4	51.4	70.2
Golf	79.4	66.2	38.0	47.5	89.9	60.5	46.0	52.8
Team Sports	48.6	72.0	41.9	45.6	49.1	68.1	48.8	41.7
Wilson total	198.6	212.0	128.1	166.2	213.1	198.0	146.2	164.7
Atomic	11.3	31.1	68.2	91.6	11.1	28.4	68.7	74.3
Suunto	22.6	21.5	22.1	18.4	23.0	19.9	20.2	14.8
Tobacco	30.3	24.8	26.1	28.3	27.3	22.2	26.1	26.3
	262.8	289.4	244.5	304.5	274.5	268.5	261.2	280.1
Sold operations	-	-	-	-	0.1	7.7	7.4	6.2
Total	262.8	289.4	244.5	304.5	274.6	276.2	268.6	286.3

EUR million	2002		2001				2000	
	II	I	IV	III	II	I	IV	III
QUARTERLY BREAKDOWN OF OPERATING PROFIT								
Wilson	29.0	17.9	0.6	7.0	26.1	13.3	3.8	10.9
Atomic	-6.8	-1.5	16.8	28.4	-5.2	0.2	18.1	22.3
Suunto	3.1	1.6	2.2	2.3	3.2	2.4	2.0	1.0
Tobacco	3.3	1.7	2.1	2.6	2.9	2.0	2.4	2.3
Headquarters	-3.1	-2.1	-2.4	-4.3	8.9	-1.9	-5.9	1.0
Group goodwill	-2.3	-2.3	-2.3	-2.3	-2.3	-2.4	-2.5	-2.4
	23.2	15.3	17.0	33.7	33.6	13.6	17.9	35.1
Sold operations	-	-	-	-	-0.1	0.8	0.3	0.4
Total	23.2	15.3	17.0	33.7	33.5	14.4	18.2	35.5

AMER GROUP PLC
MAKELANKATU 91, FIN-00610 HELSINKI
P.O. BOX 130, FIN-00601 HELSINKI
TELEPHONE +358 9 7257 800
FACSIMILE +358 9 7257 8200
WWW.AMERSPORTS.COM

DOMICILE HELSINKI
TRADE REGISTER NO 116 698